Exhibit 99.2

Encana Corporation

Management’s Discussion and Analysis

(Prepared using U.S. GAAP)

For the period ended September 30, 2012

(Prepared in U.S. Dollars)

October 23, 2012

Management’s Discussion and Analysis

This Management’s Discussion and Analysis (“MD&A”) for Encana Corporation (“Encana” or the “Company”) should be read with the unaudited interim Condensed Consolidated Financial Statements for the period ended September 30, 2012 (“Interim Condensed Consolidated Financial Statements”), as well as the audited United States (“U.S.”) generally accepted accounting principles (“U.S. GAAP”) Consolidated Financial Statements and U.S. GAAP MD&A for the year ended December 31, 2011.

The Interim Condensed Consolidated Financial Statements and comparative information have been prepared in accordance with U.S. GAAP and in U.S. dollars, except where another currency has been indicated. Production volumes are presented on an after royalties basis consistent with U.S. oil and gas reporting standards and the disclosure of U.S. oil and gas companies. The term “liquids” is used to represent oil, natural gas liquids (“NGLs”) and condensate. The term “liquids-rich” is used to represent natural gas streams with associated liquids volumes. This document is dated October 23, 2012.

Certain measures in this document do not have any standardized meaning as prescribed by U.S. GAAP and, therefore, are considered non-GAAP measures. Non-GAAP measures are commonly used in the oil and gas industry and by Encana to provide shareholders and potential investors with additional information regarding the Company’s liquidity and its ability to generate funds to finance its operations. Non-GAAP measures include Cash Flow, Operating Earnings, Debt to Debt Adjusted Cash Flow, Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”), Debt to Adjusted EBITDA and Debt to Adjusted Capitalization. Further information can be found in the Non-GAAP Measures section of this MD&A, including reconciliations of Cash from Operating Activities to Cash Flow and of Net Earnings to Operating Earnings.

Readers should also read the Advisory section located at the end of this document, which provides information on Forward-Looking Statements, Oil and Gas Information and Currency and References to Encana.

Encana’s Strategic Objectives

Encana is a leading North American energy producer that is focused on growing its strong portfolio of diverse resource plays producing natural gas, oil and NGLs. Encana is pursuing the key business objectives of maintaining financial strength, optimizing capital investments in the Company’s highest return projects and continuing to pay a stable dividend to shareholders as it pursues disciplined, responsible and reliable low-cost production growth.

Encana’s extensive portfolio of reserves and economic contingent resources in high-growth resource plays in North America serve as the foundation for the Company’s long-term strategy of accelerating the value recognition of its assets. Encana has a history of entering prospective plays early and leveraging technology to unlock resources and build the underlying productive capacity at a low cost.

Encana continually strives to improve operating efficiencies, foster technological innovation and lower its cost structures, while reducing its environmental footprint through resource play optimization. The Company’s resource play hub model, which utilizes highly integrated production facilities, is used to develop resources by drilling multiple wells from central pad sites. Repeatable operations lend themselves to ongoing cost reductions through optimization of equipment and processes by applying continuous improvement techniques.

Encana is focused on balancing capital investment to build long-term production growth capacity with near term market uncertainty. Encana entered 2012 focused on aligning capital investment plus anticipated dividends with expected cash flow generation. In June 2012, the Company increased its planned 2012 capital investment to $3.5 billion based on the positive initial results achieved in a number of its oil and liquids-rich plays. The $600 million in additional capital investment is being funded by cash and is expected to increase liquids cash flow contribution in 2013, which supports the Company’s goal of developing a more diversified production and cash flow portfolio. Proceeds from planned divestitures and joint venture transactions are expected to provide additional financial flexibility.

Given the current natural gas pricing environment, many of the Company’s drier natural gas plays are seeing a reduced capital program, while a growing portion of capital investment is being directed towards oil and liquids-rich development and exploration opportunities. Encana continues to focus on attracting third-party investments to advance development of the Company’s reserves and resources.

Management’s Discussion and Analysis
Encana Corporation	1	Prepared using U.S. GAAP in US$

At October 22, 2012, Encana has hedged approximately 1.96 billion cubic feet (“Bcf”) per day (“Bcf/d”) of expected October to December 2012 natural gas production using NYMEX fixed price contracts at an average price of $5.79 per thousand cubic feet (“Mcf”) and approximately 1.2 Bcf/d of expected 2013 production at an average price of $4.51 per Mcf. The Company’s hedging program helps sustain Cash Flow and netbacks during periods of lower prices.

Encana is working to expand the use of natural gas in North America in power generation, transportation and industrial applications. Accessing new natural gas markets, including the export of liquefied natural gas (“LNG”), is part of this initiative. Encana also has a 30 percent interest in the planned Kitimat LNG export terminal in British Columbia.

Further information on expected 2012 results can be found in Encana’s 2012 Corporate Guidance on the Company’s website www.encana.com.

Encana’s Business

Encana’s reportable segments are determined based on the Company’s operations and geographic locations as follows:

•

Canadian Division includes the exploration for, development of, and production of natural gas, oil and NGLs and other related activities within the Canadian cost centre. Five key resource plays are located in the Division: (i) Greater Sierra in northeast British Columbia, including Horn River; (ii) Peace River Arch in northwest Alberta; (iii) Cutbank Ridge in northern British Columbia; (iv) Bighorn in west central Alberta; and (v) Coalbed Methane (“CBM”) in southern Alberta. The Canadian Division also includes the Deep Panuke natural gas project offshore Nova Scotia.

•

USA Division includes the exploration for, development of, and production of natural gas, oil and NGLs and other related activities within the U.S. cost centre. Four key resource plays are located in the Division: (i) Jonah in southwest Wyoming; (ii) Piceance in northwest Colorado; (iii) Haynesville in Louisiana; and (iv) Texas.

•

Market Optimization is primarily responsible for the sale of the Company’s proprietary production. These results are included in the Canadian and USA Divisions. Market optimization activities include third-party purchases and sales of product that provide operational flexibility for transportation commitments, product type, delivery points and customer diversification. These activities are reflected in the Market Optimization segment.

•

Corporate and Other mainly includes unrealized gains or losses recorded on derivative financial instruments. Once amounts are settled, the realized gains and losses are recorded in the reporting segment to which the derivative instrument relates.

Market Optimization sells substantially all of the Company’s upstream production to third-party customers. Transactions between segments are based on market values and are eliminated on consolidation. Financial information is presented on an after eliminations basis within this MD&A.

Management’s Discussion and Analysis
Encana Corporation	2	Prepared using U.S. GAAP in US$

Results Overview

Highlights

In the three months ended September 30, 2012, Encana reported:

•	Cash Flow of $913 million and Operating Earnings of $263 million.

•	Net Earnings, a loss of $1,244 million, including after-tax non-cash ceiling test impairments of $1,193 million.

•	Average natural gas production volumes of 2,905 million cubic feet (“MMcf”) per day (“MMcf/d”) and average liquids production volumes of 30.3 thousand barrels (“Mbbls”) per day (“Mbbls/d”).

•	Realized financial commodity hedging gains of $400 million after tax.

•	Average natural gas prices, including financial hedges, of $4.91 per Mcf. Average liquids prices of $72.17 per barrel (“bbl”).

•	Dividends paid of $0.20 per share.

In the nine months ended September 30, 2012, Encana reported:

•	Cash Flow of $2,728 million and Operating Earnings of $701 million.

•	Net Earnings, a loss of $2,714 million, including after-tax non-cash ceiling test impairments of $2,888 million.

•	Average natural gas production volumes of 2,993 MMcf/d and average liquids production volumes of 29.3 Mbbls/d.

•	Realized financial commodity hedging gains of $1,199 million after tax.

•	Average natural gas prices, including financial hedges, of $4.75 per Mcf. Average liquids prices of $78.63 per bbl.

•	Dividends paid of $0.60 per share.

Significant developments for the Company during the nine months ended September 30, 2012 included the following:

•

Entered into a partnership agreement with Mitsubishi Corporation (“Mitsubishi”) to jointly develop certain Cutbank Ridge lands in British Columbia owned by Encana. Under the agreement, Mitsubishi agreed to invest approximately C$2.9 billion for a 40 percent interest in the partnership. The transaction closed in February 2012 and C$1.45 billion was received.

•

Entered into an agreement with a subsidiary of Toyota Tsusho Corporation (“Toyota Tsusho”) under which Toyota Tsusho will invest approximately C$600 million to acquire a 32.5 percent gross overriding royalty interest in natural gas production from a portion of Encana’s CBM resource play. Toyota Tsusho invested approximately C$100 million in April 2012 and will invest approximately C$500 million over the next seven years.

•

Entered into an upstream joint venture agreement with Exaro Energy III LLC (“Exaro”) in March 2012 that will result in Exaro investing approximately $380 million over the next five years to earn a working interest in certain sections of the Jonah field in Wyoming.

•	Closed the sale of two natural gas processing plants in British Columbia and Alberta for proceeds of approximately C$920 million in February 2012.

Management’s Discussion and Analysis
Encana Corporation	3	Prepared using U.S. GAAP in US$

Financial Results

	Nine months ended September 30		2012			2011				2010
($ millions, except per share)	2012	2011	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Cash Flow (1)	$2,728	$3,233	$913	$794	$1,021	$983	$1,181	$1,089	$963	$917
per share—diluted	3.71	4.38	1.24	1.08	1.39	1.33	1.60	1.48	1.31	1.25
Operating Earnings (1)	701	959	263	198	240	232	389	352	218	242
per share—diluted	0.95	1.30	0.36	0.27	0.33	0.31	0.53	0.48	0.30	0.33
Net Earnings	(2,714)	481	(1,244)	(1,482)	12	(476)	459	383	(361)	131
per share—basic	(3.69)	0.65	(1.69)	(2.01)	0.02	(0.65)	0.62	0.52	(0.49)	0.18
per share—diluted	(3.69)	0.65	(1.69)	(2.01)	0.02	(0.65)	0.62	0.52	(0.49)	0.18
Capital Investment	2,696	3,602	779	797	1,120	1,008	1,186	1,122	1,294	1,430
Net Acquisitions and (Divestitures)	(2,337)	(27)	31	(8)	(2,360)	(1,538)	(4)	108	(131)	83
Revenues, Net of Royalties	3,555	6,006	1,025	731	1,799	2,461	2,353	1,986	1,667	1,431

(1)	A non-GAAP measure, which is defined under the Non-GAAP Measures section of this MD&A.

Three months ended September 30, 2012 versus September 30, 2011

Cash Flow of $913 million decreased $268 million primarily due to lower commodity prices and lower natural gas production volumes, partially offset by higher realized financial hedging gains and higher liquids production volumes. In the three months ended September 30, 2012:

•	Realized financial hedging gains were $400 million after tax compared to $146 million after tax in 2011.

•

Average natural gas prices, excluding financial hedges, were $2.77 per Mcf in 2012 compared to $4.32 per Mcf in 2011. Average liquids prices were $72.17 per bbl in 2012 compared to $82.43 per bbl in 2011.

•

Average natural gas production volumes of 2,905 MMcf/d in 2012 decreased 460 MMcf/d from 3,365 MMcf/d in 2011. Average oil and NGL production volumes of 30.3 Mbbls/d in 2012 increased 5.9 Mbbls/d from 24.4 Mbbls/d in 2011.

Operating Earnings of $263 million decreased $126 million primarily due to lower commodity prices and lower natural gas production volumes, partially offset by higher realized financial hedging gains, lower depreciation, depletion and amortization (“DD&A”) and higher liquids production volumes.

Net Earnings, a loss of $1,244 million, decreased $1,703 million primarily due to non-cash ceiling test impairments, unrealized financial hedging gain reversals, lower commodity prices and lower natural gas production volumes. These were partially offset by higher realized financial hedging gains, a foreign exchange gain, lower DD&A and higher liquids production volumes. Combined realized and unrealized after-tax financial hedging was a gain reversal of $28 million in 2012 (2011—$419 million gain).

In the third quarter of 2012, the Company recognized after-tax non-cash ceiling test impairments of $1,193 million (2011—nil). The non-cash ceiling test impairments primarily resulted from the decline in the 12-month average trailing natural gas prices. Under full cost accounting, the carrying amount of Encana’s natural gas and oil properties within each country cost centre is subject to a ceiling test performed quarterly. Ceiling test impairments are recognized when the capitalized costs exceed the sum of the estimated after-tax future net cash flows from proved reserves as calculated under SEC requirements using the 12-month average trailing prices and discounted at 10 percent. Further declines in the 12-month average trailing natural gas prices could reduce proved reserves volumes and values based on SEC requirements and could result in the recognition of future ceiling test impairments.

Management’s Discussion and Analysis
Encana Corporation	4	Prepared using U.S. GAAP in US$

The Company believes that the discounted after-tax future net cash flows from proved reserves required to be used in the ceiling test calculation is not indicative of the fair market value of Encana’s oil and gas properties or of the future net cash flows expected to be generated from such properties. The discounted after-tax future net cash flows do not include the fair market value of unproved properties and probable or possible natural gas and liquids reserves. As well, there is no consideration given to the effect of future changes in natural gas and liquids prices. Encana manages its business using estimates of reserves and resources based on forecast prices and costs.

Nine months ended September 30, 2012 versus September 30, 2011

Cash Flow of $2,728 million decreased $505 million primarily due to lower commodity prices and lower natural gas production volumes, partially offset by higher realized financial hedging gains and higher liquids production volumes. In the nine months ended September 30, 2012:

•	Realized financial hedging gains were $1,199 million after tax compared to $415 million after tax in 2011.

•

Average natural gas prices, excluding financial hedges, were $2.62 per Mcf in 2012 compared to $4.33 per Mcf in 2011. Average liquids prices were $78.63 per bbl in 2012 compared to $85.33 per bbl in 2011.

•

Average natural gas production volumes of 2,993 MMcf/d in 2012 decreased 298 MMcf/d from 3,291 MMcf/d in 2011. Average oil and NGL production volumes of 29.3 Mbbls/d in 2012 increased 5.3 Mbbls/d from 24.0 Mbbls/d in 2011.

Operating Earnings of $701 million decreased $258 million primarily due to lower commodity prices and lower natural gas production volumes, partially offset by higher realized financial hedging gains, lower DD&A and higher liquids production volumes.

Net Earnings, a loss of $2,714 million, decreased $3,195 million primarily due to higher non-cash ceiling test impairments, unrealized financial hedging gain reversals, lower commodity prices and lower natural gas production volumes. These were partially offset by higher realized financial hedging gains, a foreign exchange gain, lower DD&A, higher liquids production volumes and a deferred tax recovery. Combined realized and unrealized after-tax financial hedging gains were $269 million in 2012 (2011—$618 million).

In the first nine months of 2012, the Company recognized after-tax non-cash ceiling test impairments of $2,888 million compared to $582 million in 2011. The non-cash ceiling test impairments primarily resulted from the decline in the 12-month average trailing natural gas prices.

Management’s Discussion and Analysis
Encana Corporation	5	Prepared using U.S. GAAP in US$

Quarterly Prices and Foreign Exchange Rates

	Nine months ended September 30		2012			2011				2010
(average for the period)	2012	2011	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Encana Realized Pricing
Natural Gas ($/Mcf)
Including hedging	$4.75	$5.03	$4.91	$4.79	$4.58	$4.79	$5.01	$5.09	$5.00	$5.03
Excluding hedging	2.62	4.33	2.77	2.25	2.80	3.73	4.32	4.42	4.26	3.93
Liquids ($/bbl)
Including hedging	78.63	85.33	72.17	80.32	83.77	85.44	82.43	92.66	80.70	68.91
Excluding hedging	78.63	85.33	72.17	80.32	83.77	85.44	82.43	92.66	80.70	71.05
Natural Gas Price Benchmarks
NYMEX ($/MMBtu)	2.59	4.21	2.81	2.22	2.74	3.55	4.20	4.31	4.11	3.80
AECO (C$/Mcf)	2.18	3.74	2.19	1.83	2.52	3.47	3.72	3.74	3.77	3.58
Rockies (Opal) ($/MMBtu)	2.42	3.91	2.56	2.01	2.67	3.47	3.90	3.98	3.84	3.44
HSC ($/MMBtu)	2.55	4.19	2.84	2.17	2.65	3.49	4.23	4.29	4.06	3.78
Basis Differential ($/MMBtu)
AECO/NYMEX	0.41	0.35	0.62	0.39	0.22	0.17	0.34	0.42	0.29	0.28
Rockies/NYMEX	0.17	0.30	0.25	0.21	0.07	0.08	0.30	0.33	0.27	0.36
HSC/NYMEX	0.04	0.02	(0.03)	0.05	0.09	0.06	(0.03)	0.02	0.05	0.02
Oil Price Benchmark
West Texas Intermediate (WTI) ($/bbl)	96.16	95.44	92.20	93.35	103.03	94.02	89.54	102.34	94.25	85.18
Foreign Exchange
U.S./Canadian Dollar Exchange Rate	0.998	1.022	1.005	0.990	0.999	0.978	1.020	1.033	1.015	0.987

Encana’s financial results are influenced by fluctuations in commodity prices, price differentials and the U.S./Canadian dollar exchange rate. In the third quarter and first nine months of 2012, Encana’s average realized natural gas price, excluding hedging, reflected lower benchmark prices compared to the same periods of 2011. Hedging activities contributed an additional $2.14 per Mcf to the average realized natural gas price in the third quarter of 2012 and an additional $2.13 per Mcf to the price in the first nine months of 2012. Encana’s average realized liquids prices in the third quarter and first nine months of 2012 reflected lower NGL prices compared to the same periods of 2011. NGL prices in 2012 generally traded at a lower percentage of WTI compared to 2011.

As a means of managing commodity price volatility and its impact on cash flows, Encana enters into various financial hedge agreements. Unsettled derivative financial contracts are recorded at the date of the financial statements based on the fair value of the contracts. Changes in fair value result from volatility in forward curves of commodity prices and changes in the balance of unsettled contracts between periods. The changes in fair value are recognized in revenue as unrealized hedging gains and losses. Realized hedging gains and losses are recognized in revenue when derivative financial contracts are settled.

At October 22, 2012, Encana has hedged approximately 1.96 Bcf/d of expected October to December 2012 natural gas production using NYMEX fixed price contracts at an average price of $5.79 per Mcf. In addition, Encana has hedged approximately 1.2 Bcf/d of expected 2013 natural gas production at an average price of $4.51 per Mcf. The Company’s hedging program helps sustain Cash Flow during periods of lower prices. For additional information see the Risk Management—Financial Risks section of this MD&A.

Management’s Discussion and Analysis
Encana Corporation	6	Prepared using U.S. GAAP in US$

Production and Net Capital Investment

Production Volumes (After Royalties)

	Nine months ended September 30		2012			2011				2010
(average daily)	2012	2011	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Natural Gas (MMcf/d)
Canadian Division	1,343	1,434	1,299	1,237	1,493	1,515	1,460	1,445	1,395	1,395
USA Division	1,650	1,857	1,606	1,565	1,779	1,944	1,905	1,864	1,801	1,835

	2,993	3,291	2,905	2,802	3,272	3,459	3,365	3,309	3,196	3,230

Total Oil and NGLs (Mbbls/d)
Canadian Division	18.1	14.7	18.0	16.9	19.2	13.9	15.1	14.8	14.3	11.3
USA Division	11.2	9.3	12.3	11.3	10.1	10.0	9.3	9.5	9.0	9.2

	29.3	24.0	30.3	28.2	29.3	23.9	24.4	24.3	23.3	20.5

In the third quarter of 2012, average natural gas production volumes of 2,905 MMcf/d decreased 460 MMcf/d from the same period of 2011. In the first nine months of 2012, average natural gas production volumes of 2,993 MMcf/d decreased 298 MMcf/d from the same period of 2011. The Canadian Division volumes were lower primarily due to shut-in production and divestitures, partially offset by a successful drilling program at Bighorn and Cutbank Ridge. The USA Division volumes were lower primarily due to divestitures, natural declines and shut-in production, partially offset by a successful drilling program in Piceance.

In the third quarter of 2012, average oil and NGL production volumes of 30.3 Mbbls/d increased 5.9 Mbbls/d from the same period of 2011. In the first nine months of 2012, average oil and NGL production volumes of 29.3 Mbbls/d increased 5.3 Mbbls/d from the same period of 2011. The Canadian Division volumes were higher primarily due to the extraction of additional liquids volumes at the Musreau plant in Bighorn, increased royalty interest volumes and a successful drilling program in Peace River Arch. The USA Division volumes were higher primarily due to successful drilling programs in oil and liquids-rich plays. In September 2012, the Musreau facility resumed operations and the Company renegotiated a U.S. gathering and processing agreement which added total liquids of approximately 8.6 Mbbls/d during the month and 2.9 Mbbls/d during the quarter.

Net divestitures reduced average natural gas production volumes for the first nine months of 2012 by approximately 160 MMcf/d compared to the same period of 2011. Production volumes were lower by approximately 55 MMcf/d in the Canadian Division and approximately 105 MMcf/d in the USA Division.

For 2012, Encana plans to shut-in and curtail natural gas production of approximately 250 MMcf/d in areas subject to higher decline and higher variable costs.

Management’s Discussion and Analysis
Encana Corporation	7	Prepared using U.S. GAAP in US$

Net Capital Investment

	Three months ended September 30		Nine months ended September 30
($ millions)	2012	2011	2012	2011
Canadian Division	$356	$535	$1,194	$1,632
USA Division	380	617	1,375	1,884
Market Optimization	—	—	7	—
Corporate & Other	43	34	120	86

Capital Investment	779	1,186	2,696	3,602

Acquisitions	33	51	361	468
Divestitures	(2)	(55)	(2,698)	(495)

Net Acquisitions and Divestitures	31	(4)	(2,337)	(27)

Net Capital Investment	$810	$1,182	$359	$3,575

Capital investment during the first nine months of 2012 was $2,696 million compared to $3,602 million in the same period of 2011. Capital investment in 2012 focused on completing previously initiated drilling programs, executing drilling programs with joint venture partners and increasing investment in oil and liquids-rich development and exploration opportunities. Development of natural gas and liquids-rich plays continued in Piceance, Haynesville, Bighorn, Cutbank Ridge and Peace River Arch. Investment in prospective oil and liquids-rich plays was focused on the Duvernay, Tuscaloosa Marine Shale, the Eaglebine and the San Juan Basin.

Acquisitions in the first nine months of 2012 were $131 million in the Canadian Division and $230 million in the USA Division and primarily included land and property purchases with oil and liquids-rich production potential.

Divestitures in the first nine months of 2012 were $2,505 million in the Canadian Division and $191 million in the USA Division. The Canadian Division included C$1.45 billion received from Mitsubishi, approximately C$100 million received from Toyota Tsusho and approximately C$920 million received for the sale of two natural gas processing plants. The USA Division received proceeds of $114 million from the divestiture of the remaining North Texas natural gas producing assets. Divestitures in the first nine months of 2011 in the USA Division included the sale of its Fort Lupton natural gas processing plant for proceeds of $296 million. Amounts received from these divestitures have been deducted from the respective Canadian and U.S. full cost pools.

Encana entered into a partnership agreement with Mitsubishi for the development of certain Cutbank Ridge lands in British Columbia. Under the agreement, Encana owns 60 percent and Mitsubishi owns 40 percent of the partnership. Mitsubishi initially invested C$1.45 billion on closing and will invest approximately C$1.45 billion, in addition to its 40 percent of the partnership’s future capital investment, for a commitment period which is expected to be about five years, thereby reducing Encana’s capital funding commitments to 30 percent of the total expected capital investment over that period. The transaction did not include any of Encana’s existing Cutbank Ridge production, processing plants, gathering systems and Alberta landholdings at the time of the transaction. The transaction closed on February 24, 2012 and C$1.45 billion was received.

Encana entered into an agreement with Toyota Tsusho under which Toyota Tsusho invested approximately C$100 million upon closing the transaction and will invest approximately C$500 million over the next seven years to acquire a 32.5 percent gross overriding royalty interest in natural gas production from a portion of Encana’s CBM resource play. The transaction closed on April 19, 2012.

The Company closed the sale of its natural gas processing plants in British Columbia and Alberta for proceeds of approximately C$920 million in February 2012. As part of the sale, Encana has entered into an agreement for firm gathering and processing services in the Cutbank Ridge area.

The Company closed the remainder of the sale of its North Texas natural gas producing assets for proceeds of $114 million in March 2012. In December 2011, the Company closed the majority of the North Texas asset sale for proceeds of $836 million.

Management’s Discussion and Analysis
Encana Corporation	8	Prepared using U.S. GAAP in US$

Encana is presently involved in a number of joint venture transactions with counterparties in both Canada and the U.S. These arrangements support the Company’s long-term strategy of accelerating the value recognition of its assets. Sharing development costs with third parties enables Encana to advance project development while reducing capital investment, thereby improving project returns.

Divisional Results

Canadian Division

Operating Cash Flow

Three months ended September 30, 2012 versus September 30, 2011

	Three months ended September 30
	Operating Cash Flow ($ millions)		Natural Gas Netback ($/Mcf)		Oil & NGLs Netback ($/bbl)
	2012	2011	2012	2011	2012	2011
Revenues, Net of Royalties, excluding Hedging	$404	$649	$2.45	$3.89	$68.80	$84.05
Realized Financial Hedging Gain	261	77	2.27	0.57	—	—
Expenses
Production and mineral taxes	1	3	—	0.02	0.62	0.64
Transportation and processing	117	116	1.01	0.86	0.10	1.42
Operating	91	86	0.75	0.60	1.48	1.08

Operating Cash Flow/Netback	$456	$521	$2.96	$2.98	$66.60	$80.91

	Three months ended September 30
	Natural Gas (MMcf/d)		Oil & NGLs (Mbbls/d)
	2012	2011	2012	2011
Production Volumes—After Royalties	1,299	1,460	18.0	15.1

Operating Cash Flow of $456 million decreased $65 million primarily due to lower realized commodity prices and lower natural gas production volumes, partially offset by higher realized financial hedging gains and higher liquids production volumes. In the three months ended September 30, 2012:

•	Realized financial hedging gains were $261 million compared to $77 million in 2011 on a before-tax basis.

•	Lower natural gas and liquids prices decreased revenues by $190 million.

•

Average natural gas production volumes of 1,299 MMcf/d were lower by 161 MMcf/d. This decreased revenues by $76 million primarily due to shut-in production, partially offset by a successful drilling program at Bighorn and Cutbank Ridge. A portion of 2012 production was shut-in at CBM, Greater Sierra and Cutbank Ridge.

•

Average oil and NGL production volumes of 18.0 Mbbls/d were higher by 2.9 Mbbls/d, which increased revenues by $23 million primarily due to the extraction of additional liquids volumes at the Musreau plant in Bighorn, a successful drilling program at Peace River Arch and higher royalty interest volumes. The deep cut portion of the Musreau facility resumed operations in September 2012 which added liquids of approximately 5.4 Mbbls/d during the month and 1.8 Mbbls/d during the quarter.

Management’s Discussion and Analysis
Encana Corporation	9	Prepared using U.S. GAAP in US$

Nine months ended September 30, 2012 versus September 30, 2011

	Nine months ended September 30
	Operating Cash Flow ($ millions)		Natural Gas Netback ($/Mcf)		Oil & NGLs Netback ($/bbl)
	2012	2011	2012	2011	2012	2011
Revenues, Net of Royalties, excluding Hedging	$1,249	$1,904	$2.37	$3.91	$75.13	$85.06
Realized Financial Hedging Gain	775	235	2.15	0.60	—	—
Expenses
Production and mineral taxes	7	11	—	0.02	1.44	0.79
Transportation and processing	395	365	1.09	0.92	0.74	1.52
Operating	271	276	0.71	0.67	1.42	1.16

Operating Cash Flow/Netback	$1,351	$1,487	$2.72	$2.90	$71.53	$81.59

	Nine months ended September 30
	Natural Gas (MMcf/d)		Oil & NGLs (Mbbls/d)
	2012	2011	2012	2011
Production Volumes—After Royalties	1,343	1,434	18.1	14.7

Operating Cash Flow of $1,351 million decreased $136 million primarily due to lower realized commodity prices, lower natural gas production volumes and higher transportation and processing expenses, partially offset by higher realized financial hedging gains and higher liquids production volumes. In the nine months ended September 30, 2012:

•	Realized financial hedging gains were $775 million compared to $235 million in 2011 on a before-tax basis.

•	Lower natural gas and liquids prices decreased revenues by $603 million.

•

Average natural gas production volumes of 1,343 MMcf/d were lower by 91 MMcf/d. This decreased revenues by $124 million primarily due to shut-in production and divestitures, partially offset by a successful drilling program at Cutbank Ridge and Bighorn. A portion of 2012 production was shut-in at Greater Sierra, Cutbank Ridge and CBM.

•

Average oil and NGL production volumes of 18.1 Mbbls/d were higher by 3.4 Mbbls/d. This increased revenues by $79 million primarily due to higher royalty interest volumes, the extraction of additional liquids volumes at the Musreau plant in Bighorn and a successful drilling program in Peace River Arch. The Musreau facility added approximately 1.3 Mbbls/d of liquids production in 2012.

•

Transportation and processing expenses increased $30 million primarily due to higher volumes processed through third-party facilities mainly resulting from the sale of the two natural gas processing plants.

Comparative figures for the three and nine months ended September 30, 2011 presented in the Operating Cash Flow table above have been updated to present processing costs with transportation expense. Formerly these processing costs were presented in operating expenses. The Company has reclassified $52 million of operating expense to transportation and processing expense for the three months ended September 30, 2011 and $182 million for the nine months ended September 30, 2011. For additional information see Note 3 to the Interim Condensed Consolidated Financial Statements.

Management’s Discussion and Analysis
Encana Corporation	10	Prepared using U.S. GAAP in US$

Other Divisional Expenses

	Three months ended September 30		Nine months ended September 30
($ millions)	2012	2011	2012	2011
Depreciation, depletion and amortization	$176	$241	$572	$728
Impairments	1,074	—	1,822	776

In the third quarter and first nine months of 2012, DD&A decreased compared to 2011 due to lower depletion rates and lower production volumes. The lower depletion rates primarily resulted from the ceiling test impairments recognized in the fourth quarter of 2011 and the second quarter of 2012 and the credit to the full cost pool for amounts received from divestitures in the first quarter of 2012.

In the third quarter of 2012, the Division recognized a non-cash ceiling test impairment of $1,074 million before tax. In the first nine months of 2012, the Division recognized a non-cash ceiling test impairment of $1,822 million before tax compared to $776 million before tax recognized in the first nine months of 2011. The impairments resulted primarily from the decline in the 12-month average trailing natural gas prices, which have reduced the Division’s proved reserves volumes and values as calculated under SEC requirements. A non-cash ceiling test impairment is recognized when the capitalized costs aggregated at the country cost centre level exceed the sum of the estimated after-tax future net cash flows from proved reserves based on SEC requirements, using the 12-month average trailing prices and unescalated future development and production costs, discounted at 10 percent, plus unproved property costs.

The 12-month average trailing prices used in the ceiling test calculations were based on the benchmark prices below. The benchmark prices were adjusted for basis differentials to determine local reference prices, transportation costs and tariffs, heat content and quality.

	Natural Gas	Liquids
	AECO (C$/MMBtu)	Edmonton (1) (C$/bbl)
12-Month Average Trailing Reserves Pricing (2)
September 30, 2012	2.41	88.74
December 31, 2011	3.76	96.53
September 30, 2011	3.78	92.54

(1)	Light Sweet.
(2)	All prices were held constant in all future years when estimating reserves.

Management’s Discussion and Analysis
Encana Corporation	11	Prepared using U.S. GAAP in US$

USA Division

Operating Cash Flow

Three months ended September 30, 2012 versus September 30, 2011

	Three months ended September 30
	Operating Cash Flow ($ millions)		Natural Gas Netback ($/Mcf)		Oil & NGLs Netback ($/bbl)
	2012	2011	2012	2011	2012	2011
Revenues, Net of Royalties, excluding Hedging	$538	$897	$3.02	$4.64	$77.12	$79.81
Realized Financial Hedging Gain	300	137	2.03	0.78	—	—
Expenses
Production and mineral taxes	29	42	0.15	0.21	6.46	5.85
Transportation and processing	169	181	1.14	1.03	—	0.08
Operating	102	99	0.62	0.53	7.69	0.61

Operating Cash Flow/Netback	$538	$712	$3.14	$3.65	$62.97	$73.27

	Three months ended September 30
	Natural Gas (MMcf/d)		Oil & NGLs (Mbbls/d)
	2012	2011	2012	2011
Production Volumes—After Royalties	1,606	1,905	12.3	9.3

Operating Cash Flow of $538 million decreased $174 million primarily due to lower realized natural gas prices and lower natural gas production volumes, partially offset by higher realized financial hedging gains and higher liquids production volumes. In the three months ended September 30, 2012:

•	Realized financial hedging gains were $300 million compared to $137 million in 2011 on a before-tax basis.

•	Lower natural gas prices decreased revenues by $240 million.

•

Average natural gas production volumes of 1,606 MMcf/d were lower by 299 MMcf/d. This decreased revenues by $128 million primarily due to divestitures in Texas, natural declines and shut-in production in Haynesville, partially offset by a successful drilling program in Piceance.

•

Average oil and NGL production volumes of 12.3 Mbbls/d were higher by 3.0 Mbbls/d, which increased revenues by $22 million, primarily due to successful drilling programs in oil and liquids-rich plays. In September 2012, the Division renegotiated a natural gas gathering and processing agreement which added liquids of approximately 3.2 Mbbls/d during the month and 1.1 Mbbls/d during the quarter.

Management’s Discussion and Analysis
Encana Corporation	12	Prepared using U.S. GAAP in US$

Nine months ended September 30, 2012 versus September 30, 2011

	Nine months ended September 30
	Operating Cash Flow ($ millions)		Natural Gas Netback ($/Mcf)		Oil & NGLs Netback ($/bbl)
	2012	2011	2012	2011	2012	2011
Revenues, Net of Royalties, excluding Hedging	$1,551	$2,628	$2.82	$4.66	$84.28	$85.77
Realized Financial Hedging Gain	957	392	2.12	0.77	—	—
Expenses
Production and mineral taxes	62	142	0.09	0.24	7.25	7.74
Transportation and processing	490	548	1.08	1.08	0.09	0.03
Operating	290	335	0.60	0.63	5.44	0.21

Operating Cash Flow/Netback	$1,666	$1,995	$3.17	$3.48	$71.50	$77.79

	Nine months ended September 30
	Natural Gas (MMcf/d)		Oil & NGLs (Mbbls/d)
	2012	2011	2012	2011
Production Volumes—After Royalties	1,650	1,857	11.2	9.3

Operating Cash Flow of $1,666 million decreased $329 million primarily due to lower realized natural gas prices and lower natural gas production volumes, partially offset by higher realized financial hedging gains, lower production and mineral taxes, lower transportation and processing expenses, lower operating expenses and higher liquids production volumes. In the nine months ended September 30, 2012:

•	Realized financial hedging gains were $957 million compared to $392 million in 2011 on a before-tax basis.

•	Lower natural gas prices decreased revenues by $831 million.

•

Average natural gas production volumes of 1,650 MMcf/d were lower by 207 MMcf/d. This decreased revenues by $255 million primarily due to divestitures in Texas, natural declines and shut-in production in Haynesville, partially offset by a successful drilling program in Piceance.

•	Average oil and NGL production volumes of 11.2 Mbbls/d were higher by 1.9 Mbbls/d, which increased revenues by $46 million, primarily due to successful drilling programs in oil and liquids-rich plays.

•	Production and mineral taxes decreased $80 million primarily due to lower natural gas prices.

•	Transportation and processing expenses decreased $58 million primarily due to lower natural gas production volumes.

•	Operating expenses decreased $45 million primarily due to lower property taxes partially offset by higher long-term compensation costs resulting from an increase in share prices.

Management’s Discussion and Analysis
Encana Corporation	13	Prepared using U.S. GAAP in US$

Other Divisional Expenses

	Three months ended September 30		Nine months ended September 30
($ millions)	2012	2011	2012	2011
Depreciation, depletion and amortization	$247	$309	$864	$911
Impairments	608	—	2,386	—

In the third quarter of 2012, DD&A decreased $62 million compared to 2011 primarily due to lower production volumes. In the first nine months of 2012, DD&A decreased $47 million compared to 2011 due to lower production volumes, partially offset by a higher depletion rate. The higher depletion rate primarily resulted from lower proved reserves estimates based on SEC requirements due to a decline in natural gas prices, partially offset by a ceiling test impairment recognized in the second quarter of 2012.

In the third quarter of 2012, the Division recognized a non-cash ceiling test impairment of $608 million before tax. In the first nine months of 2012, the Division recognized a non-cash ceiling test impairment of $2,386 million before tax. The impairments resulted primarily from the decline in the 12-month average trailing natural gas prices, which have reduced the Division’s proved reserves volumes and values as calculated under SEC requirements.

The 12-month average trailing prices used in the ceiling test calculations were based on the benchmark prices below. The benchmark prices were adjusted for basis differentials to determine local reference prices, transportation costs and tariffs, heat content and quality.

	Natural Gas	Liquids
	Henry Hub ($/MMBtu)	WTI ($/bbl)
12-Month Average Trailing Reserves Pricing (1)
September 30, 2012	2.82	94.97
December 31, 2011	4.12	96.19
September 30, 2011	4.16	94.28

(1)	All prices were held constant in all future years when estimating reserves.

Market Optimization

	Three months ended September 30		Nine months ended September 30
($ millions)	2012	2011	2012	2011
Revenues	$102	$188	$320	$557
Expenses
Operating	22	9	38	26
Purchased product	75	169	265	508
Depreciation, depletion and amortization	3	3	9	9

	$2	$7	$8	$14

Market Optimization revenues and purchased product expenses relate to activities that provide operational flexibility for transportation commitments, product type, delivery points and customer diversification. Revenues and purchased product expenses decreased in the third quarter and first nine months of 2012 compared to 2011 primarily due to lower commodity prices and lower volumes required for optimization.

Management’s Discussion and Analysis
Encana Corporation	14	Prepared using U.S. GAAP in US$

Corporate and Other

	Three months ended September 30		Nine months ended September 30
($ millions)	2012	2011	2012	2011
Revenues	$(580)	$405	$(1,297)	$290
Expenses
Transportation and processing	21	(2)	28	(22)
Operating	7	—	12	1
Depreciation, depletion and amortization	26	20	66	58

	$(634)	$387	$(1,403)	$253

Revenues mainly includes unrealized hedging gains or losses recorded on natural gas financial derivative contracts which result from the volatility in forward curves of commodity prices and changes in the balance of unsettled contracts between periods. Revenues in the third quarter and first nine months of 2012 resulted from the reversals of unrealized hedging gains. Transportation and processing expenses primarily reflect unrealized financial hedging gains or losses related to the Company’s power financial derivative contracts. DD&A includes amortization of corporate assets, such as computer equipment, office furniture and leasehold improvements.

Comparative figures for the three and nine months ended September 30, 2011 presented above have been updated to present unrealized financial hedging gains and losses related to the Company’s power financial derivative contracts in transportation and processing expenses. Formerly, these were presented in operating expenses. For additional information see Note 3 to the Interim Condensed Consolidated Financial Statements.

Other Operating Results

Expenses

	Three months ended September 30		Nine months ended September 30
($ millions)	2012	2011	2012	2011
Accretion of asset retirement obligation	$13	$13	$40	$38
Administrative	102	43	299	246
Interest	130	103	388	346
Foreign exchange (gain) loss, net	(160)	414	(165)	224
Other	—	(5)	(2)	(6)

	$85	$568	$560	$848

Administrative expenses in 2012 have increased compared to 2011 primarily due to higher long-term compensation costs which resulted from the increases in share prices.

Foreign exchange gains and losses result from the impact of the fluctuations in the Canadian to U.S. dollar exchange rate. Foreign exchange gains and losses arise from the revaluation and settlement of U.S. dollar long-term debt issued from Canada and revaluations of other monetary assets and liabilities.

Management’s Discussion and Analysis
Encana Corporation	15	Prepared using U.S. GAAP in US$

Income Tax

	Three months ended September 30		Nine months ended September 30
($ millions)	2012	2011	2012	2011
Current Income Tax	$(85)	$(134)	$(262)	$(310)
Deferred Income Tax	(499)	184	(1,606)	315

Income Tax Expense (Recovery)	$(584)	$50	$(1,868)	$5

In the first nine months of 2012:

•	Current income tax was a recovery of $262 million compared to a recovery of $310 million in 2011. The current income tax recoveries were primarily due to the carry back of tax losses to prior years.

•	Total income tax expense, a recovery of $1,868 million, decreased $1,873 million compared to 2011 primarily due to lower net earnings before tax.

Interim income tax expense is determined using an estimated annual effective income tax rate applied to year-to-date net earnings before income tax. For the first nine months of 2012, Encana’s effective tax rate was 41 percent, which includes the tax benefit from the Cutbank Ridge transaction with Mitsubishi that closed in the first quarter. Encana expects a current tax recovery for 2012.

The estimated annual effective income tax rate is impacted by expected annual earnings, along with tax benefits and expenses resulting from items including tax on divestitures and related pool adjustments, international financing and the non-taxable portions of capital gains and losses.

The estimated annual effective tax rate differs from the Canadian statutory tax rate due to permanent differences, jurisdictional tax rates, benefits of loss carry backs and adjustments to estimates. Permanent differences primarily include the tax on divestitures and related pool adjustments, the non-taxable portion of capital gains or losses, international financing and the effect of changes in legislation.

Tax interpretations, regulations and legislation in the various jurisdictions in which the Company and its subsidiaries operate are subject to change. As a result, there are tax matters under review. The Company believes that the provision for taxes is adequate.

Management’s Discussion and Analysis
Encana Corporation	16	Prepared using U.S. GAAP in US$

Liquidity and Capital Resources

	Three months ended September 30		Nine months ended September 30
($ millions)	2012	2011	2012	2011
Net Cash From (Used In)
Operating activities	$1,142	$1,285	$2,390	$2,922
Investing activities	(864)	(1,303)	(221)	(3,821)
Financing activities	(148)	157	(961)	555
Foreign exchange gain (loss) on cash and cash equivalents held in foreign currency	35	(4)	31	1

Increase (Decrease) in Cash and Cash Equivalents	$165	$135	$1,239	$(343)

Cash and Cash Equivalents, End of Period	$2,039	$356	$2,039	$356

Operating Activities

Net cash from operating activities in the third quarter of 2012 of $1,142 million decreased $143 million compared to the same period of 2011. This decrease is a result of the Cash Flow variances discussed in the Financial Results section of this MD&A. For the third quarter of 2012, the net change in non-cash working capital was a surplus of $242 million compared to a surplus of $130 million for the same period of 2011.

Net cash from operating activities in the first nine months of 2012 of $2,390 million decreased $532 million compared to the same period of 2011. This decrease is a result of the Cash Flow variances discussed in the Financial Results section of this MD&A, as well as the change in non-cash working capital. For the nine months ended September 30, 2012, the net change in non-cash working capital was a deficit of $267 million compared to a deficit of $181 million for the same period in 2011.

The Company had a working capital surplus of $2,182 million at September 30, 2012 compared to $881 million at December 31, 2011. The increase in working capital is primarily the result of an increase in cash and cash equivalents, a decrease in the current portion of long-term debt and a decrease in the deferred income tax liability, partially offset by lower net risk management assets. At September 30, 2012, working capital included cash and cash equivalents of $2,039 million compared to $800 million at December 31, 2011. Encana expects that it will continue to meet the payment terms of its suppliers.

Investing Activities

Net cash used in investing activities in the first nine months of 2012 was $221 million compared to net cash used in investing activities of $3,821 million in the same period of 2011. The decrease in net cash used in investing activities primarily resulted from higher divestiture proceeds and lower capital expenditures. Reasons for these changes are discussed further in the Net Capital Investment section of this MD&A.

Net cash from investing activities in the first nine months of 2012 also included cash in reserve released from escrow of $411 million. Cash in reserve includes amounts received from counterparties related to jointly controlled assets and amounts placed in escrow for a possible qualifying like-kind exchange for U.S. income tax purposes.

Management’s Discussion and Analysis
Encana Corporation	17	Prepared using U.S. GAAP in US$

Financing Activities

Long-Term Debt

Encana’s long-term debt, excluding the current portion, totaled $7,684 million at September 30, 2012 and $7,658 million at December 31, 2011. There was no current portion of long-term debt outstanding at September 30, 2012 compared to $492 million at December 31, 2011. The current portion of long-term debt decreased due to the repayment of the Company’s C$500 million 4.30 percent notes that matured on March 12, 2012. There were no outstanding balances under the Company’s commercial paper or revolving credit facilities at September 30, 2012 or December 31, 2011.

Credit Facilities and Shelf Prospectuses

Encana maintains two committed revolving bank credit facilities and a Canadian and a U.S. dollar shelf prospectus.

As at September 30, 2012, Encana had available unused committed revolving bank credit facilities of $5.1 billion.

•	Encana has in place a revolving bank credit facility for C$4.0 billion ($4.1 billion) that remains committed through October 2015, of which C$4.0 billion ($4.1 billion) remains unused.

•	One of Encana’s U.S. subsidiaries has in place a revolving bank credit facility for $1.0 billion that remains committed through October 2015, of which $999 million remains unused.

As at September 30, 2012, Encana had available unused capacity under shelf prospectuses for up to $6.0 billion.

•

Encana has in place a shelf prospectus whereby it may issue from time to time up to C$2.0 billion ($2.0 billion), or the equivalent in foreign currencies, of debt securities in Canada. At September 30, 2012, the shelf prospectus remained unutilized, the availability of which is dependent upon market conditions. The shelf prospectus expires in June 2013.

•

Encana has in place a shelf prospectus whereby it may issue from time to time up to $4.0 billion, or the equivalent in foreign currencies, of debt securities in the U.S. At September 30, 2012, the shelf prospectus remained unutilized, the availability of which is dependent upon market conditions. The shelf prospectus expires in June 2014.

Encana is currently in compliance with, and expects that it will continue to be in compliance with all financial covenants under its credit facility agreements. Management monitors Debt to Adjusted Capitalization as a proxy for Encana’s financial covenant under its credit facility agreements which require debt to adjusted capitalization to be less than 60 percent. The definitions used in the covenant under the credit facilities adjust capitalization for historical ceiling test impairments that were recorded as at December 31, 2011. Debt to Adjusted Capitalization was 37 percent at September 30, 2012 and 33 percent at December 31, 2011.

Dividends

Encana pays quarterly dividends to shareholders at the discretion of the Board of Directors. Dividend payments were $0.20 per share totaling $147 million for the third quarter of 2012 (2011—$0.20 per share totaling $147 million) and $0.60 per share totaling $441 million for the nine months ended September 30, 2012 (2011—$0.60 per share totaling $441 million).

Outstanding Share Data

As at September 30, 2012 and October 22, 2012, Encana had 736.3 million common shares outstanding (December 31, 2011—736.3 million).

Management’s Discussion and Analysis
Encana Corporation	18	Prepared using U.S. GAAP in US$

Capital Structure

The Company’s capital structure consists of shareholders’ equity plus long-term debt, including the current portion. The Company’s objectives when managing its capital structure are to maintain financial flexibility to preserve Encana’s access to capital markets and its ability to meet financial obligations and finance internally generated growth, as well as potential acquisitions. Encana has a long-standing practice of maintaining capital discipline, managing its capital structure and adjusting its capital structure according to market conditions to maintain flexibility while achieving the Company’s objectives.

To manage the capital structure, the Company may adjust capital spending, adjust dividends paid to shareholders, purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt or repay existing debt. In managing its capital structure, the Company monitors several non-GAAP financial metrics as indicators of its overall financial strength. The financial metrics the Company currently monitors are below.

	September 30, 2012		December 31, 2011
Debt to Debt Adjusted Cash Flow (1)	1.9	x	1.8	x
Debt to Adjusted EBITDA (1)	2.0	x	1.9	x
Debt to Adjusted Capitalization (1)	37%		33%

(1)	A non-GAAP measure, which is defined under the Non-GAAP Measures section of this MD&A.

Commitments and Contingencies

Commitments

The following table outlines the Company’s commitments at September 30, 2012:

	Expected Future Payments
($ millions, undiscounted)	2012	2013	2014	2015	2016	Thereafter	Total
Transportation and Processing	$237	$896	$959	$973	$867	$6,041	$9,973
Drilling and Field Services	223	207	124	87	55	73	769
Operating Leases	15	51	48	44	38	103	299
Capital Commitments	79	4	—	—	—	—	83

Commitments	$554	$1,158	$1,131	$1,104	$960	$6,217	$11,124

The Company expects to fund its 2012 commitments from Cash Flow.

Contractual obligations arising from long-term debt, asset retirement obligations, capital leases, The Bow office project and the Deep Panuke Production Field Centre are recognized on the Company’s balance sheet. Further information can be found in the note disclosures to the Interim Condensed Consolidated Financial Statements.

Results of Independent Investigation

In June 2012, Encana’s independent Directors authorized its Chairman, Mr. David O’Brien, to oversee an investigation into allegations of collusion with competitors regarding land leasing in Michigan in 2010. External legal counsel were retained in both the United States and Canada to assist in undertaking a thorough investigation, which was conducted independent of the Company’s management. Based on the results of the investigation, the Board has concluded that Encana did not engage in such conduct. The Company has received a subpoena from the Antitrust Division of the United States Department of Justice and a civil investigatory demand from the Michigan Attorney General and is cooperating fully with the investigations of both agencies. It is possible that Encana may become a defendant or involved in potential legal actions, including class actions, in connection with matters relating to the allegations.

Management’s Discussion and Analysis
Encana Corporation	19	Prepared using U.S. GAAP in US$

Contingencies

The Company is involved in various legal claims and actions arising in the ordinary course of operations. Although the outcome of these claims cannot be predicted with certainty, the Company does not expect these matters to have a material adverse effect on Encana’s financial position, cash flows or results of operations. If an unfavorable outcome were to occur, there exists the possibility of a material adverse impact on the Company’s consolidated net earnings or loss in the period in which the outcome is determined. Accruals for litigation and claims are recognized if the Company determines that the loss is probable and the amount can be reasonably estimated. The Company believes it has made adequate provision for such legal claims.

Risk Management

Encana’s business, prospects, financial condition, results of operation and cash flows, and in some cases its reputation, are impacted by risks that are categorized as follows:

•	financial risks;

•	operational risks; and

•	safety, environmental and regulatory risks.

Issues affecting, or with the potential to affect, Encana’s reputation are generally of a strategic nature or emerging issues that can be identified early and then managed, but occasionally include unforeseen issues that arise unexpectedly and must be managed on an urgent basis. Encana takes a proactive approach to the identification and management of issues that affect the Company’s reputation and has established consistent and clear policies, procedures, guidelines and responsibilities for identifying and managing these issues.

Encana continues to implement its business model of focusing on developing low-risk and low-cost long-life resource plays, which allows the Company to respond well to market uncertainties. Management adjusts financial and operational risk strategies to proactively respond to changing economic conditions and to mitigate or reduce risk.

Financial Risks

Encana defines financial risks as the risk of loss or lost opportunity resulting from financial management and market conditions that could have a positive or negative impact on Encana’s business.

Financial risks include, but are not limited to:

•	market pricing of natural gas and liquids;

•	credit and liquidity;

•	foreign exchange rates; and

•	interest rates.

Encana partially mitigates its exposure to financial risks through the use of various financial instruments and physical contracts. The use of derivative financial instruments is governed under formal policies and is subject to limits established by the Board of Directors. All derivative financial agreements are with major financial institutions in Canada and the U.S. or with counterparties having investment grade credit ratings.

To partially mitigate commodity price risk, the Company may enter into transactions that fix or set a floor and cap on prices. To help protect against regional price differentials, Encana executes transactions to manage the price differentials between its production areas and various sales points. Further information, including the details of Encana’s financial instruments as at September 30, 2012, is disclosed in Note 15 to the Interim Condensed Consolidated Financial Statements.

Management’s Discussion and Analysis
Encana Corporation	20	Prepared using U.S. GAAP in US$

Counterparty and credit risks are regularly and proactively managed. A substantial portion of Encana’s credit exposure is with customers in the oil and gas industry or financial institutions. This credit exposure is mitigated through the use of Board-approved credit policies governing the Company’s credit portfolio including credit practices that limit transactions and grant payment terms according to counterparties’ credit quality.

The Company manages liquidity risk using cash and debt management programs. The Company has access to cash equivalents and a wide range of funding alternatives at competitive rates through commercial paper, committed revolving bank credit facilities and debt capital markets. Encana closely monitors the Company’s ability to access cost effective credit and ensures that sufficient liquidity is in place to fund capital expenditures and dividend payments. The Company minimizes its liquidity risk by managing its capital structure. In managing the capital structure, the Company may adjust capital spending, adjust dividends paid to shareholders, purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt or repay existing debt.

Operational Risks

Operational risks are defined as the risk of loss or lost opportunity resulting from the following:

•	reserves and resources replacement;

•	capital activities; and

•	operating activities.

The Company’s ability to operate, generate cash flows, complete projects, and value reserves and resources is subject to financial risks, including commodity prices mentioned above, continued market demand for its products and other risk factors outside of its control, which include: general business and market conditions; economic recessions and financial market turmoil; the overall state of the capital markets, including investor appetite for investments in the oil and gas industry generally and the Company’s securities in particular; the ability to secure and maintain cost effective financing for its commitments; legislative, environmental and regulatory matters; unexpected cost increases; royalties; taxes; the availability of drilling and other equipment; the ability to access lands; the ability to access water for hydraulic fracturing operations; weather; the availability of processing capacity; the availability and proximity of pipeline capacity; technology failures; accidents; the availability of skilled labour; and reservoir quality. If Encana fails to acquire or find additional natural gas and liquids reserves and resources, its reserves, resources and production will decline materially from their current levels and, therefore, its cash flows are highly dependent upon successfully exploiting current reserves and resources and acquiring, discovering or developing additional reserves and resources. To mitigate these risks, as part of the capital approval process, the Company’s projects are evaluated on a fully risked basis, including geological risk and engineering risk.

When making operating and investing decisions, Encana’s business model allows flexibility in capital allocation to optimize investments focused on project returns, long-term value creation and risk mitigation. Encana also mitigates operational risks through a number of other policies, systems and processes as well as by maintaining a comprehensive insurance program.

Safety, Environmental and Regulatory Risks

The Company is committed to safety in its operations and has high regard for the environment and stakeholders, including regulators. The Company’s business is subject to all of the operating risks normally associated with the exploration for, development of and production of natural gas, oil and NGLs and the operation of midstream facilities. When assessing the materiality of the environmental risk factors, Encana takes into account a number of qualitative and quantitative factors, including, but not limited to, financial, operational, reputational and regulatory aspects of the identified risk factor. These risks are managed by executing policies and standards that are designed to comply with or exceed government regulations and industry standards. In addition, Encana maintains a system that identifies, assesses and controls safety, security and environmental risk and requires regular reporting to Senior Management and the Board of Directors. The Corporate Responsibility, Environment, Health & Safety Committee of Encana’s Board of Directors provides recommended environmental policies for approval by Encana’s Board of Directors and oversees compliance with government laws and regulations. Monitoring and

Management’s Discussion and Analysis
Encana Corporation	21	Prepared using U.S. GAAP in US$

reporting programs for environmental, health and safety performance in day-to-day operations, as well as inspections and audits, are designed to provide assurance that environmental and regulatory standards are met. Contingency plans are in place for a timely response to environmental events and remediation/reclamation strategies are utilized to restore the environment.

Encana’s operations are subject to regulation and intervention by governments that can affect or prohibit the drilling, completion, including hydraulic fracturing and tie-in of wells, production, the construction or expansion of facilities and the operation and abandonment of fields. Changes in government regulation could impact the Company’s existing and planned projects as well as impose a cost of compliance.

A comprehensive discussion of Encana’s Risk Management is provided in the Company’s U.S. GAAP MD&A for the year ended December 31, 2011.

Accounting Policies and Estimates

Critical Accounting Estimates

Management is required to make judgments, assumptions and estimates in applying its accounting policies and practices, which have a significant impact on the financial results of the Company. A summary of Encana’s significant accounting policies can be found in Note 1 to the U.S. GAAP Consolidated Financial Statements for the year ended December 31, 2011. The following discussion outlines the accounting policies and practices involving the use of estimates that are critical to determining Encana’s financial results.

Upstream Assets and Reserves

Encana follows U.S. GAAP full cost accounting for natural gas, oil and NGL activities. Reserves estimates can have a significant impact on net earnings, as they are a key input to the Company’s depletion and ceiling test impairment calculations. A downward revision in reserves estimates may increase depletion expense and may also result in a ceiling test impairment. A ceiling test impairment is recognized in net earnings when the carrying amount of a country cost centre exceeds the country cost centre ceiling. The carrying amount of a cost centre includes capitalized costs of proved oil and gas properties, net of accumulated depletion and the related deferred income taxes. The cost centre ceiling is the sum of the estimated after-tax future net cash flows from proved reserves as calculated under SEC requirements, using the 12-month average trailing prices and unescalated future development and production costs, discounted at 10 percent, plus unproved property costs. The 12-month average trailing price is calculated as the average of the prices on the first day of each month within the 12-month period. Any excess of the carrying amount over the calculated ceiling is recognized as an impairment in net earnings. During 2011 and 2012, Encana recorded ceiling test impairments, which are discussed further in the Divisional Results section of this MD&A.

Annually, all of Encana’s natural gas, oil and NGL reserves and resources are evaluated and reported on by independent qualified reserves evaluators. The estimation of reserves is a subjective process. Estimates are based on engineering data, projected future rates of production, and the timing of future expenditures, all of which are subject to numerous uncertainties and various interpretations. Reserves estimates can be revised upward or downward based on the results of future drilling, testing, production levels and economics of recovery.

Asset Retirement Obligation

The fair value of estimated asset retirement obligations is recognized in the Consolidated Balance Sheet when incurred and a reasonable estimate of fair value can be made. Asset retirement obligations are those legal obligations where the Company will be required to retire tangible long-lived assets such as producing well sites, offshore production platforms and natural gas processing plants. The asset retirement cost, equal to the initially estimated fair value of the asset retirement obligation, is capitalized as part of the cost of the related long-lived asset. Changes in the estimated obligation resulting from revisions to estimated timing or amount of undiscounted cash flows are recognized as a change in the asset retirement obligation and the related asset retirement cost.

Management’s Discussion and Analysis
Encana Corporation	22	Prepared using U.S. GAAP in US$

The asset retirement obligation is estimated by discounting the expected future cash flows of the settlement. The discounted cash flows are based on estimates of such factors as reserves lives, retirement costs, timing of settlements, credit-adjusted risk-free rates and inflation rates. These estimates will impact net earnings through accretion of the asset retirement obligation in addition to depletion of the asset retirement cost included in property, plant and equipment. Actual expenditures incurred are charged against the accumulated asset retirement obligation.

Goodwill

Goodwill, which represents the excess of purchase price over fair value of net assets acquired, is assessed for impairment at least annually at December 31. Goodwill and all other assets and liabilities are allocated to reporting units, which are Encana’s country cost centres. To assess impairment, the carrying amount of each reporting unit is determined and compared to the fair value of the reporting unit. If the carrying amount of the reporting unit is higher than the fair value then goodwill is written down to the implied fair value of goodwill. The implied fair value of goodwill is determined by deducting the fair value of the reporting unit’s assets and liabilities from the fair value of the reporting unit. Any excess of the carrying value of goodwill over the implied fair value of goodwill is recognized as an impairment and charged to net earnings. Subsequent measurement of goodwill is at cost less accumulated impairments.

The fair value used in the impairment test is based on estimates of discounted future cash flows which involves assumptions of natural gas and liquids reserves, including commodity prices, future costs and discount rates. Encana has assessed its goodwill for impairment and has determined that no write-down is required.

Income Taxes

Encana follows the liability method of accounting for income taxes. Under this method, deferred income taxes are recorded for the effect of any temporary difference between the accounting and income tax basis of an asset or liability, using the enacted income tax rates and laws expected to apply when the assets are realized and liabilities are settled. Current income taxes are measured at the amount expected to be recoverable from or payable to the taxation authorities based on the income tax rates and laws enacted at the end of the reporting period. The effect of a change in the enacted tax rates or laws is recognized in net earnings in the period of enactment.

Deferred income tax assets are initially recognized and a corresponding valuation allowance is recorded to reduce deferred tax assets to the extent that it is no longer more likely than not that sufficient taxable earnings will be available to allow all or part of the assets to be recovered. Encana routinely assesses deferred tax assets to ensure they are realizable.

Encana’s interim income tax expense is determined using an estimated annual effective income tax rate applied to year-to-date net earnings before income tax. The estimated annual effective income tax rate is impacted by the expected annual earnings along with the tax benefits and expenses resulting from items including tax on divestitures and related pool adjustments, international financing and the non-taxable portions of capital gains or losses.

Encana recognizes the financial statement effects of a tax position when it is more likely than not, based on the technical merits, that the position will be sustained upon examination by a taxing authority. A recognized tax position is initially and subsequently measured as the largest amount of tax benefit that is greater than 50 percent likely of being realized upon settlement with a taxing authority. Liabilities for unrecognized tax benefits that are not expected to be settled within the next 12 months are included in other liabilities and provisions.

Tax interpretations, regulations and legislation in the various jurisdictions in which the Company and its subsidiaries operate are subject to change. As such, income taxes are subject to measurement uncertainty and the interpretations can impact net earnings through the income tax expense arising from the changes in deferred income tax assets or liabilities.

Management’s Discussion and Analysis
Encana Corporation	23	Prepared using U.S. GAAP in US$

Derivative Financial Instruments

As described in the Risk Management section of this MD&A, derivative financial instruments are used by Encana to manage its exposure to market risks relating to commodity prices, foreign currency exchange rates and interest rates. The Company’s policy is not to utilize derivative financial instruments for speculative purposes.

Derivative financial instruments are measured at fair value with changes in fair value recognized in net earnings. The fair values recorded in the Consolidated Balance Sheet reflect netting the asset and liability positions where counterparty master netting arrangements contain provisions for net settlement. Realized gains or losses from financial derivatives related to natural gas and oil commodity prices are recognized in revenues as the contracts are settled. Realized gains or losses from financial derivatives related to power commodity prices are recognized in transportation and processing expenses as the related power contracts are settled. Unrealized gains and losses are recognized in revenues and transportation and processing expenses accordingly, at the end of each respective reporting period based on the changes in fair value of the contracts.

The estimate of fair value of all derivative instruments is based on quoted market prices or, in their absence, third-party market indications and forecasts. The estimated fair value of financial assets and liabilities is subject to measurement uncertainty.

Recent Accounting Pronouncements

On January 1, 2012, Encana adopted the following standards and updates issued by the Financial Accounting Standards Board (“FASB”), which have not had a material impact on the Company’s Interim Condensed Consolidated Financial Statements:

•

Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS, clarifies and changes existing fair value measurement and disclosure requirements. The amendments have been applied prospectively and have not had a significant impact on the Company’s fair value measurements or disclosures.

•

Accounting Standards Update 2011-05, Presentation of Comprehensive Income, requires that net earnings and comprehensive income be presented either in a single continuous statement or in two separate consecutive statements. As Encana presents its net earnings and comprehensive income in two separate consecutive statements, the amendments had no impact on the Company’s financial statement presentation. Accounting Standards Update 2011-12, Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05, defers the effective date of certain presentation requirements for items reclassified out of accumulated other comprehensive income to net earnings.

•

Accounting Standards Update 2011-08, Intangibles—Goodwill and Other, permits an initial assessment of qualitative factors to determine whether the two-step goodwill impairment test is required to be performed as described in Accounting Standards Codification Topic 350, Intangibles—Goodwill and Other. The amendments have been applied prospectively.

Management’s Discussion and Analysis
Encana Corporation	24	Prepared using U.S. GAAP in US$

Non-GAAP Measures

Certain measures in this document do not have any standardized meaning as prescribed by U.S. GAAP and therefore, are considered non-GAAP measures. These measures may not be comparable to similar measures presented by other issuers. These measures are commonly used in the oil and gas industry and by Encana to provide shareholders and potential investors with additional information regarding the Company’s liquidity and its ability to generate funds to finance its operations. Non-GAAP measures include Cash Flow, Cash Flow per share—diluted, Operating Earnings, Operating Earnings per share—diluted, Debt to Debt Adjusted Cash Flow, Debt to Adjusted EBITDA and Debt to Adjusted Capitalization. Management’s use of these measures is discussed further below.

Cash Flow

Cash Flow is a non-GAAP measure commonly used in the oil and gas industry and by Encana to assist Management and investors in measuring the Company’s ability to finance capital programs and meet financial obligations. Cash Flow is defined as cash from operating activities excluding net change in other assets and liabilities, net change in non-cash working capital and cash tax on sale of assets.

	Nine months ended September 30		2012			2011				2010
($ millions)	2012	2011	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Cash From (Used in) Operating Activities	$2,390	$2,922	$1,142	$631	$617	$1,005	$1,285	$980	$657	$901
(Add back) deduct:
Net change in other assets and liabilities	(55)	(130)	(9)	(26)	(20)	(30)	(26)	(75)	(29)	(27)
Net change in non-cash working capital	(267)	(181)	242	(134)	(375)	166	130	(34)	(277)	11
Cash tax on sale of assets	(16)	—	(4)	(3)	(9)	(114)	—	—	—	—

Cash Flow	$2,728	$3,233	$913	$794	$1,021	$983	$1,181	$1,089	$963	$917

Management’s Discussion and Analysis
Encana Corporation	25	Prepared using U.S. GAAP in US$

Operating Earnings

Operating Earnings is a non-GAAP measure that adjusts Net Earnings by non-operating items that Management believes reduces the comparability of the Company’s underlying financial performance between periods. Operating Earnings is commonly used in the oil and gas industry and by Encana to provide investors with information that is more comparable between periods.

Operating Earnings is defined as Net Earnings excluding non-recurring or non-cash items that Management believes reduces the comparability of the Company’s financial performance between periods. These after-tax items may include, but are not limited to, unrealized hedging gains/losses, impairments, foreign exchange gains/losses, income taxes related to divestitures and adjustments to normalize the effect of income taxes calculated using the estimated annual effective tax rate.

In conjunction with adopting U.S. GAAP, the Company has updated its quarterly Operating Earnings definition to calculate income taxes based on the discrete quarter results and exclude income taxes related to divestitures. The 2011 and 2010 quarterly comparatives have been restated with no impact on annual Operating Earnings.

	Nine months ended September 30		2012			2011				2010
($ millions)	2012	2011	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Net Earnings	$(2,714)	$481	$(1,244)	$(1,482)	$12	$(476)	$459	$383	$(361)	$131
After-tax (addition) / deduction:
Unrealized hedging gain (loss)	(930)	203	(428)	(547)	45	397	273	18	(88)	(269)
Impairments	(2,888)	(582)	(1,193)	(1,695)	—	(1,105)	—	—	(582)	—
Non-operating foreign exchange gain (loss)	158	(181)	162	(90)	86	82	(325)	44	100	159
Income tax adjustments	245	82	(48)	652	(359)	(82)	122	(31)	(9)	(1)

Operating Earnings	$701	$959	$263	$198	$240	$232	$389	$352	$218	$242

Debt to Debt Adjusted Cash Flow

Debt to Debt Adjusted Cash Flow is a non-GAAP measure monitored by Management as an indicator of the Company’s overall financial strength. Debt Adjusted Cash Flow is a non-GAAP measure defined as Cash Flow on a trailing 12-month basis excluding interest expense after tax.

($ millions)	September 30, 2012		December 31, 2011
Debt	$7,684		$8,150

Cash Flow	3,711		4,216
Interest Expense, after tax	381		344

Debt Adjusted Cash Flow	$4,092		$4,560

Debt to Debt Adjusted Cash Flow	1.9	x	1.8	x

Management’s Discussion and Analysis
Encana Corporation	26	Prepared using U.S. GAAP in US$

Debt to Adjusted EBITDA

Debt to Adjusted EBITDA is a non-GAAP measure monitored by Management as an indicator of the Company’s overall financial strength. Adjusted EBITDA is a non-GAAP measure defined as trailing 12-month Net Earnings before income taxes, foreign exchange gains or losses, interest, accretion of asset retirement obligation, DD&A, impairments, unrealized hedging gains and losses and other expenses.

($ millions)	September 30, 2012		December 31, 2011
Debt	$7,684		$8,150
Net Earnings	(3,190)		5
Add (deduct):
Interest	510		468
Income tax expense (recovery)	(1,856)		17
Depreciation, depletion and amortization	2,087		2,282
Impairments	5,681		2,249
Accretion of asset retirement obligation	52		50
Foreign exchange (gain) loss, net	(256)		133
Unrealized (gain) loss on risk management	770		(879)
Other	25		21

Adjusted EBITDA	$3,823		$4,346

Debt to Adjusted EBITDA	2.0	x	1.9	x

Debt to Adjusted Capitalization

Debt to Adjusted Capitalization is a non-GAAP measure, which adjusts capitalization for historical ceiling test impairments that were recorded as at December 31, 2011. Management monitors Debt to Adjusted Capitalization as a proxy for Encana’s financial covenant under its credit facility agreements which require debt to adjusted capitalization to be less than 60 percent. Adjusted Capitalization includes debt, shareholders’ equity and an equity adjustment for ceiling test impairments recognized as at December 31, 2011.

($ millions)	September 30, 2012	December 31, 2011
Debt	$7,684	$8,150
Shareholders’ Equity	5,519	8,578
Equity Adjustment for Impairments at December 31, 2011	7,746	7,746

Adjusted Capitalization	$20,949	$24,474

Debt to Adjusted Capitalization	37%	33%

Management’s Discussion and Analysis
Encana Corporation	27	Prepared using U.S. GAAP in US$

Advisory

Forward-Looking Statements

In the interest of providing Encana shareholders and potential investors with information regarding the Company and its subsidiaries, including Management’s assessment of Encana’s and its subsidiaries’ future plans and operations, certain statements contained in this document constitute forward-looking statements or information (collectively referred to herein as “forward-looking statements”) within the meaning of the “safe harbour” provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project”, “objective”, “strategy”, “strives” or similar words suggesting future outcomes or statements regarding an outlook. Forward-looking statements in this document include, but are not limited to, statements with respect to: achieving the Company’s business objectives of growing its portfolio to produce natural gas, oil and NGLs, maintaining financial strength, optimizing capital investments, continuing to pay a stable dividend; long-term strategy of accelerating value recognition of assets; achieving operating efficiencies, lowering cost structures and success of resource play hub model; balancing capital investment to build long-term production growth capacity with near term market uncertainty; planned 2012 capital investment of $3.5 billion, including additional capital investment of $600 million to be funded by cash in order to increase liquids cash flow contribution in 2013; developing a more diversified production and cash flow portfolio; expectation for proceeds from planned divestitures and joint venture transaction to provide additional financial flexibility; expected reduction in capital program for drier natural gas plays while directing greater investment towards oil and liquids-rich development and exploration opportunities; plans to shut-in certain volume of natural gas production from existing wells in 2012; ability to expand natural gas markets in North America and potential development of liquefied natural gas export terminal in British Columbia; amount of additional investments and funding commitment expected from the Company’s joint ventures; projections contained in the 2012 Corporate Guidance (including estimates of cash flow including per share, natural gas, oil and NGLs production, capital investment and its allocation, net divestitures, operating costs, and 2012 estimated sensitivities of cash flow and operating earnings); estimates of reserves and resources; expectation that the discounted after-tax future net cash flows from proved reserves used in ceiling test calculations is not indicative of the fair market value of Encana’s oil and gas properties or of the future net cash flows expected to be generated from such properties; potential joint venture transactions and third party investments and expectation for the same to reduce capital investments and improve project returns; projections relating to the adequacy of the Company’s provision for taxes and legal claims; possibility of legal actions in connection with the matters relating to the allegations of collusion with competitors regarding land leasing in Michigan in 2010; the flexibility of capital spending plans and the source of funding therefore; the benefits of the Company’s risk management program, including the impact of derivative financial instruments; projections that the Company has access to cash equivalents and a wide range of funding at competitive rates; the Company’s ability to meet payment terms of its suppliers and be in compliance with all financial covenants under its credit facility agreements; expectation to fund 2012 commitments from Cash Flow; the effect of the Company’s risk mitigation policies, systems, processes and insurance program; the Company’s expectations for future Debt to Debt Adjusted Cash Flow, Debt to Adjusted EBITDA and Debt to Adjusted Capitalization ratios; and the expected impact and timing of various accounting pronouncements, rule changes and standards on the Company and its financial statements.

Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These assumptions, risks and uncertainties include, among other things: volatility of, and assumptions regarding natural gas and liquids prices, including substantial or extended decline of the same and their adverse effect on the Company’s operations and financial condition and the value and amount of its reserves; assumptions based upon the Company’s current guidance; fluctuations in currency and interest rates; risk that the Company may not conclude divestitures of certain assets or other transactions (including third-party capital investments, farm-outs or partnerships, which Encana may refer to from time to time as “partnerships” or “joint ventures”, regardless of the legal form) as a result of various conditions not being met;

Management’s Discussion and Analysis
Encana Corporation	28	Prepared using U.S. GAAP in US$

product supply and demand; market competition; risks inherent in the Company’s and its subsidiaries’ marketing operations, including credit risks; imprecision of reserves estimates and estimates of recoverable quantities of natural gas and liquids from resource plays and other sources not currently classified as proved, probable or possible reserves or economic contingent resources, including future net revenue estimates; marketing margins; potential disruption or unexpected technical difficulties in developing new facilities; unexpected cost increases or technical difficulties in constructing or modifying processing facilities; risks associated with technology; the Company’s ability to acquire or find additional reserves; hedging activities resulting in realized and unrealized losses; business interruption and casualty losses; risk of the Company not operating all of its properties and assets; counterparty risk; downgrade in credit rating and its adverse effects; liability for indemnification obligations to third parties; variability of dividends to be paid; its ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the Company’s ability to secure adequate product transportation; changes in royalty, tax, environmental, greenhouse gas, carbon, accounting and other laws or regulations or the interpretations of such laws or regulations; political and economic conditions in the countries in which the Company operates; terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the Company; risk arising from price basis differential; risk arising from inability to enter into attractive hedges to protect the Company’s capital program; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Encana. Although Encana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive. Furthermore, the forward-looking statements contained in this document are made as of the date hereof and, except as required by law, Encana undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Forward-looking information respecting anticipated 2012 cash flow for Encana is based upon, among other things, achieving average production for 2012 of 3.0 Bcf/d of natural gas and 30,000 bbls/d of liquids, commodity prices for natural gas and liquids based on NYMEX $3.25 per Mcf and WTI of $95 per bbl, an estimated U.S./Canadian dollar foreign exchange rate of $1.00 and a weighted average number of outstanding shares for Encana of approximately 736 million. Forward-looking information respecting anticipated 2013 cash flow for Encana is based upon achieving average production for 2013 of between 2.9 Bcf/d and 3.1 Bcf/d of natural gas and 60,000 bbls/d to 70,000 bbls/d of liquids, commodity prices for natural gas and liquids based on NYMEX $3.50 per Mcf and WTI of $90 per bbl, an estimated U.S./Canadian dollar foreign exchange rate of $1.00 and a weighted average number of outstanding shares for Encana of approximately 736 million.

Forward-looking statements with respect to matters relating to allegations of collusion with competitors regarding land leasing in Michigan in 2010 are qualified by the fact that, while Encana intends to vigorously defend against any claims of liability alleged in any lawsuits arising out of such allegations, the Company cannot predict the outcome of any governmental investigations or the commencement or outcome of any future legal proceedings involving Encana or whether such proceedings would lead to monetary damages which could have a material adverse effect on the Company’s financial position, or whether there will be other proceedings arising out of these allegations.

Assumptions relating to forward-looking statements generally include Encana’s current expectations and projections made in light of, and generally consistent with, its historical experience and its perception of historical trends, including the conversion of resources into reserves and production as well as expectations regarding rates of advancement and innovation, generally consistent with and informed by its past experience, all of which are subject to the risk factors identified elsewhere in this document.

Encana is required to disclose events and circumstances that occurred during the period to which this MD&A relates that are reasonably likely to cause actual results to differ materially from material forward-looking statements for a period that is not yet complete that Encana has previously disclosed to the public and the expected differences thereto. Such disclosure can be found in Encana’s news release dated October 24, 2012, which is available on Encana’s website at www.encana.com, on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Management’s Discussion and Analysis
Encana Corporation	29	Prepared using U.S. GAAP in US$

Oil and Gas Information

National Instrument 51-101 of the Canadian Securities Administrators imposes oil and gas disclosure standards for Canadian public companies engaged in oil and gas activities. Prior to 2011, Encana relied upon an exemption from NI 51-101 granted by Canadian securities regulatory authorities to permit it to provide disclosure relating to reserves and other oil and gas information in accordance with U.S. disclosure requirements. Subsequent to the expiry of that exemption, Encana has provided and continues to provide disclosure which complies with the annual disclosure requirements of NI 51-101 in the Company’s AIF. The Canadian protocol disclosure is contained in Appendix A and under “Narrative Description of the Business” in the AIF. Encana has obtained an exemption dated January 4, 2011 from certain requirements of NI 51-101 to permit it to provide certain disclosure prepared in accordance with U.S. disclosure requirements, in addition to the Canadian protocol disclosure. The Company’s U.S. GAAP U.S. protocol disclosure is included in Note 24 (unaudited) to the Company’s U.S. GAAP Consolidated Financial Statements for the year ended December 31, 2011.

A description of the primary differences between the disclosure requirements under the Canadian standards and the disclosure requirements under the U.S. standards is set forth under the heading “Reserves and Other Oil and Gas Information” in the AIF.

Natural Gas, Oil and NGLs Conversions

In this document, certain oil and NGL volumes have been converted to cubic feet equivalent (cfe) on the basis of one barrel (bbl) to six thousand cubic feet (Mcf). Cfe may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the wellhead.

Given that the value ratio based on the current price of oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

Resource Play

Resource play is a term used by Encana to describe an accumulation of hydrocarbons known to exist over a large areal expanse and/or thick vertical section, which when compared to a conventional play typically has a lower geological and/or commercial development risk and lower average decline rate.

Currency and References to Encana

All information included in this document and the Interim Condensed Consolidated Financial Statements and comparative information is shown on a U.S. dollar, after royalties basis unless otherwise noted. References to C$ are to Canadian dollars. Encana’s functional currency is Canadian dollars, however, the Company has adopted the U.S. dollar as its presentation currency to facilitate a more direct comparison to other North American oil and gas companies. All proceeds from divestitures are provided on a before-tax basis.

For convenience, references in this document to “Encana”, the “Company”, “we”, “us”, “our” and “its” may, where applicable, refer only to or include any relevant direct and indirect subsidiary corporations and partnerships (“Subsidiaries”) of Encana Corporation, and the assets, activities and initiatives of such Subsidiaries.

Additional Information

Further information regarding Encana Corporation, including its Annual Information Form, can be accessed under the Company’s public filings found on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and on the Company’s website at www.encana.com.

Management’s Discussion and Analysis
Encana Corporation	30	Prepared using U.S. GAAP in US$